[POUGHKEEPSIE SAVINGS BANK, FSB LETTERHEAD]

Joseph B. Tockarshewsky                      Robert J. Hughes
Chairman, President &                        Executive Vice President
Chief Executive Officer                      & Chief Financial Officer
(914) 431-6211                               (914) 431-6386


                                                       Page 1 of 2

                POUGHKEEPSIE SAVINGS BANK ANNOUNCES
           RESULTS OF ANNUAL MEETING OF STOCKHOLDERS AND
                            NAME CHANGE

     Poughkeepsie, NY, May 1, 1997. -- Poughkeepsie Savings Bank, FSB (NASDAQ: PKPS) announced the results of its 1997 Annual Meeting of Stockholders which was held yesterday. Stockholders overwhelmingly approved each of the three proposals under consideration.

     Stockholders re-elected Noel deCordova, Jr., Burton Gold and Henry C. Meagher as directors, each to a three year term expiring at the Annual Meeting of the year 2000. Also, stockholders ratified the appointment of Deloitte & Touche LLP as the company's independent certified public accountants for 1997.

     The third proposal requested approval of the stockholders to form a holding company to be called Poughkeepsie Financial Corp. and to effect a reorganization wherein Poughkeepsie Savings Bank, FSB would become a wholly-owned subsidiary of the holding company. This proposal was approved with a favorable vote of more than 90% of shares voted. Joseph B. Tockarshewsky, Chairman, President and Chief Executive Officer, said, "This new corporate structure will allow for more flexibility as the Bank pursues its strategic objectives. The outstanding stock of Poughkeepsie Savings Bank will automatically become the stock of the holding company, Poughkeepsie Financial Corp., and will continue to be traded on the NASDAQ Stock Market under the symbol `PKPS'. We expect this legal structure to be in place by early June, 1997."

                              -more-

     At yesterday's Annual Stockholders meeting, Mr. Tockarshewsky also announced the Bank's intention to change its name to "Bank of the Hudson"
as the operating subsidiary of Poughkeepsie Financial Corp.   Mr.
Tockarshewsky said, "By early August, we hope to have completed a total name change to - Bank of the Hudson - in all banking locations. While we have been well served by our name, this venerable institution has surpassed our original marketing goals, and we are confident that our new name honors our past while serving the future." He added, "Bank of the Hudson will continue its commitment to community banking and I'm confident that, under its new name, the bank will continue to provide the unparalleled level of service for which it is known. The Bank's roots are firmly in Poughkeepsie and headquarter offices will remain there."

     This name change will not affect the newly formed holding company and is reflective of the broader operations in the Hudson Valley, especially with the opening of eight in-store branches in Dutchess, Orange and Rockland counties.

     Poughkeepsie Savings Bank is a community banking institution whose principal market is the Mid-Hudson Valley region of New York, where it operates fourteen branches and eight residential loan offices. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the full extent permitted by law and regulation.


                               # # #